Schering AG celebrates the Pill's 40th anniversary

Berlin, Germany, May 31, 2001; Schering AG (FSE: SCH, NYSE: SHR) tomorrow celebrates the 40th anniversary of the Pill. With its launch in Germany on June 1st, 1961, Schering's pill Anovlar(R) became the first product for hormonal contraception available in Europe.

"After 40 years of the Pill, we can say today that the future in fact still lies before us", Dr. Ulrich Koestlin, Member of the Board of Executive Directors of Schering AG, responsible for marketing, sales, production, logistics and environmental protection, said. "With the widest and most varied product portfolio on the oral contraceptive market, Schering is excellently positioned."

With Yasmin(R), for example, Schering is able to offer women an important new contraceptive option. Yasmin(R) is a low-dose oral contraceptive and the first birth control pill to contain the unique progestin, drospirenone. Yasmin(R) is already on the market in several European countries and from June 2001 onwards will also be available in the US.

In 2000, Schering AG achieved worldwide sales of EUR 1,353 million in the business area Fertility Control and Hormone Therapy, about EUR 963 million of which were of contraceptive products (with a world market share of more than 30%).

On the occasion of the anniversary, Schering is organizing an international symposium for medical practicioners, scientists and experts in Berlin on June 1st and 2nd. At the Haus der Kulturen der Welt they will discuss about today's innovative possibilities and about the future of contraception for men and women.

Schering will soon be celebrating another "birthday": July 4th, 2001 is the 150th anniversary of Ernst Schering's "Green Pharmacy", the origin of today's Schering AG.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, May 31, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Monika Klutz-Specht - Pharma Communication:
Tel.: +49-30-468 154 35;
Fax: +49-30-468 167 10;
eMail: monika.klutzspecht@schering.de


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Schering AG Acquires 24.5% of Spanish Radiopharmaceuticals Company
Molypharma

Berlin, Germany, June 1, 2001; Schering AG (FSE: SCH, NYSE: SHR) has announced that it will acquire 24.5% of the capital shares of the Spanish company Molypharma, S.A. through its Spanish subsidiary Schering Espana, S.A.

Molypharma is an innovative company active in the establishment and operation of central pharmacy units for radiopharmaceuticals, ("radiopharmacies"), as well as installations for production of radioisotopes and radiopharmaceuticals for use in Positron Emission Tomography (PET). The activities are complemented by a logistics system which permits the fast distribution of radiopharmaceutical products.

"With the participation in Molypharma, a company with experience in the world of radio-pharmaceuticals and offering products complementing our range, another step has been taken to expand our radiopharmaceutical business," said Michael Rook, Head of Schering's Diagnostics and
Radiopharmaceuticals business area.

Until now, the Masaveu Group, a prestigious Spanish finance company, participated in Molypharma with 15 % of the capital. With the new agreements, the division of the capital shares of Molypharma, S.A., will be as follows: 51% Enusa, 24.5% Masaveu Group, and 24.5% Schering Espana, S.A. (20% Schering Espana and 4.5% Justesa Imagen, S.A.).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multi-ple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, June 1, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Florian Boele - Pharma Communication:
Tel.: +49-30-468 114 32;
Fax: +49-30-468 167 10;
eMail: florian.boehle@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de


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Schering AG: Manager Victim of Murder in Guatemala

Berlin, Germany, June 2, 2001; On June 1 Christoph Voigt, General Manager of Schering Guatemalteca, S.A., a subsidiary of Schering AG, Germany, was found murdered in Guatemala-City after more than three weeks of abduction.
Mr. Voigt had been kidnapped in the afternoon of May 7, 2001 in the Guatemalan capital and had been held captive since then.

Neither the kidnappers' identity nor details of the kidnapping itself are known at the moment.

"Our deep sympathy is with his wife, his two children and his family, who together with us, over the past weeks, had put all their hopes in a safe release and a positive end to the kidnapping. Together with his relatives we mourn for the loss of a father of a family, who was full of energy and ideas for his private and professional future," says Dr Ulrich Koestlin, Member of the Executive Board of Schering AG and responsible for the subsidiary in Guatemala.

The 48 years old German citizen Christoph Voigt was working for Schering since 1988 and had served in different senior management positions in Latinamerica over the last 12 years. He was General Manager of Schering Guatemalteca, S.A. since the end of 1998.

Schering will render all support needed to the Guatemalan authorities in investigating and prosecuting this crime.

Berlin, Germany, June 2, 2001
Schering AG
Corporate Communication
Contact:

Mathias Claus: Tel.: +49-30-468 120 66;
Fax: +49-30-468 920 66;
eMail: mathias.claus@schering.de

Dr Friedrich von Heyl: Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de